SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

CIENA CORPORATION
(Name of Subject Company (Issuer))

CIENA CORPORATION
(Name of Filing Persons (Issuer))

ONI SYSTEMS CORP. 5% CONVERTIBLE SUBORDINATED NOTES DUE OCTOBER 15, 2005
(Title of Class of Securities)

68273F-AA-1
(CUSIP Number of Class of Securities)

RUSSELL B. STEVENSON, JR.
SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
CIENA CORPORATION
1201 WINTERSON ROAD
LINTHICUM, MARYLAND 21090
(410) 865-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

MICHAEL J. SILVER
AMY BOWERMAN FREED
HOGAN & HARTSON L.L.P.
111 SOUTH CALVERT STREET
SUITE 1600
BALTIMORE, MD 21202
(410) 659-2700

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE

$185,161,862.78	$17,034.90

•     Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that all outstanding Notes are purchased at a price of $900 per $1,000 principal amount due at maturity, plus accrued and unpaid interest thereon to, but not including, the date of purchase.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,513.66; $523.24	Filing Party: CIENA Corporation
Form or Registration No.: Schedule TO; Amendment No. 1 to Schedule TO	Date Filed: December 12, 2002; December 20, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.	[ ] going-private transaction subject to Rule 13e-3.
[x] issuer tender offer subject to Rule 13e-4.	[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.[X]

     This Amendment No. 3, the final amendment (“Amendment No. 3”), amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 12, 2002, as amended by Amendment No. 1 filed on December 20, 2002 and as further amended by Amendment No. 2 filed on December 27, 2002 (the “Schedule TO”), by CIENA Corporation, a Delaware corporation (“CIENA”). The Schedule TO and this Amendment No. 3 relate to CIENA’s offer to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2002, as supplemented, and the accompanying Letter of Transmittal (which together, as amended and supplemented, constitute the “Offer” and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO), any and all of the outstanding ONI Systems Corp. 5% Convertible Subordinated Notes due October 15, 2005 (the “Notes”). The Offer expired at 5:00 p.m., New York City time, on January 13, 2003. This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

ITEM 4.

     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

The Offer expired at 5:00 p.m., New York City time, on Monday, January 13, 2003. Based on information provided by the Depositary, $154,671,000 million in aggregate principal amount at maturity of Notes were validly tendered and not withdrawn in the Offer. CIENA has accepted for purchase all of the Notes validly tendered and not withdrawn. CIENA has forwarded payment for the Notes accepted for purchase to the Depositary who will pay the offer price to holders who tendered their Notes. On January 14, 2003, CIENA issued a press release announcing the final results of the Offer. A copy of this press release is filed as Exhibit (a)(5)(C) to the Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS

     Item 12 of the Schedule TO is hereby amended and supplemented by the addition of the following exhibit:

(a)(5)(C)	Text of Press Release issued by CIENA Corporation on January 14, 2003.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIENA CORPORATION

By:	/s/ RUSSELL B. STEVENSON, JR. Russell B. Stevenson, Jr. Senior Vice President, General Counsel and Secretary

Dated: January 14, 2003

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(C)	Text of Press Release issued by CIENA Corporation on January 14, 2003.